SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              _____________________


                                  SCHEDULE 13D
                                  (RULE 13d-1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(A)

                               (AMENDMENT NO. 7)(1)

                            MARVEL ENTERPRISES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    57383M108
                                 (CUSIP Number)

                             JOHN N. TURITZIN, ESQ.
                      PAUL, HASTINGS, JANOFSKY & WALKER LLP
                            1055 WASHINGTON BOULEVARD
                               STAMFORD, CT 06901
                                 (203) 961-7400
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 18, 2002
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

----------

      1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                       ---------------------------
CUSIP NO. 57383M108                   13D                 PAGE 2 OF 9 PAGES
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Isaac Perlmutter
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      26,692,941
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      26,692,941
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,692,941
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      38.5%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP NO. 57383M108                   13D                 PAGE 3 OF 9 PAGES
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Object Trading Corp.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      9,748,453
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      9,748,453
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,748,453
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      15.3%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP NO. 57383M108                   13D                 PAGE 4 OF 9 PAGES
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Isaac Perlmutter T.A.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      9,859,763
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      9,859,763
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,859,763
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      16.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP NO. 57383M108                   13D                 PAGE 5 OF 9 PAGES
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Zib, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)|_|

                                                                         (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
   NUMBER OF
                      9,256,000
    SHARES      ----------------------------------------------------------------
                 8.   SHARED VOTING POWER
 BENEFICIALLY
                      0
   OWNED BY     ----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
     EACH
                      9,256,000
   REPORTING    ----------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
  PERSON WITH
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,256,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*                                                       |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      15.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 7 to Schedule 13D is being filed on behalf of (1) Isaac Perlmutter; (2) Object Trading Corp; (3) Isaac Perlmutter T.A.; and (4) Zib, Inc. to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib, Inc.; (2) Isaac Perlmutter T.A.; (3) Object Trading Corp.; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter; (6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Enterprises, Inc. ("Marvel"). This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

ITEM 1.    SECURITY OF ISSUER.

           Item 1 is hereby amended and restated as follows:

           This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Marvel, a Delaware corporation. The principal executive offices of Marvel are located at 10 East 40th Street, New York, New York 10016.

ITEM 2.    IDENTITY AND BACKGROUND.

           Item 2 is hereby amended and restated as follows:

           (a) - (c) and (f). This Statement is filed by Isaac Perlmutter and the following three affiliated entities of Mr. Perlmutter: Object Trading Corp., a Florida corporation ("Object Trading"); Isaac Perlmutter T.A., a Florida trust (the "Trust"); and Zib, Inc., a Delaware corporation ("Zib"). Mr. Perlmutter is the sole stockholder of Object Trading. Mr. Perlmutter is a trustee and the sole beneficiary of the Trust, and may revoke the Trust at any time. The Trust is the sole stockholder of Zib. Mr. Perlmutter, Object Trading, the Trust and Zib are together referred to in this Statement as the "Reporting Persons."

           The principal business of Object Trading is investment. The business address and the principal executive office of Object Trading is 10 East 40th Street, New York, New York 10016.

           The principal business of the Trust is investment. The business address and the principal executive office of the Trust is P.O. Box 1028, Lake Worth, Florida 33460.

           The principal business of Zib is investment. The business address and the principal executive office of Zib is 1105 North Market Street, Room 1300, Wilmington, Delaware 19801.

           The name, business address and present principal occupation or employment of Mr. Perlmutter and of each of the executive officers and directors of the Reporting Persons are set forth on Schedule I attached hereto, which is incorporated herein by reference. Each natural person identified in Schedule I is a citizen of the United States.


                              (Page 6 of 9 Pages)

           (d) and (e). During the last five years, none of the Reporting Persons, and, to the best of their knowledge, none of the persons listed on
Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 is hereby amended by adding the following:

           In connection with Marvel's offer to exchange shares of its Common Stock for all 20.8 million outstanding shares of 8% Cumulative Convertible Exchangeable Preferred Stock (the "Preferred Stock") at an exchange rate of 1.39 shares of Common Stock for each share of Preferred Stock tendered (the "Offer to Exchange"), Mr. Perlmutter tendered for exchange all 5,828,152 shares of Preferred Stock beneficially owned by him and the other Reporting Persons and received 8,101,132 new shares of Common Stock in exchange therefor (the "Exchange Securities"). Prior to the Offer to Exchange and pursuant to the then existing conversion rights of the Preferred Stock, Mr. Perlmutter and the other Reporting Persons were entitled to convert their combined 5,828,152 shares of Preferred Stock, at a conversion ratio of 1.039, into 6,055,449 shares of Marvel Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 is hereby amended and restated as follows:

           The Exchange Securities were acquired as part of the Offer to Exchange and will be held for investment purposes. The Reporting Persons may from time to time acquire additional securities of Marvel through open market or privately negotiated transactions depending on market conditions and other considerations that the Reporting Persons may deem relevant. The Reporting Persons intend to review their investment in Marvel on a continuing basis and, depending upon price and availability of securities of Marvel, subsequent developments affecting Marvel, Marvel's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in Marvel. The Reporting Persons may also decide to take any other action with respect to Marvel or any of its debt or equity securities in any manner permitted by law.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is hereby amended and restated as follows:

           (a) As of November 19, 2002, the Reporting Persons (including all executive officers and directors set forth in Schedule I) may be deemed to beneficially own, to the best of their knowledge, an aggregate of 26,692,941 shares of Common Stock, representing approximately 38.5% of the outstanding shares of Common Stock.


                              (Page 7 of 9 Pages)

           (b) Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 26,692,941 shares of Marvel Common Stock. Mr. Perlmutter beneficially owns 5,553,309 shares of Common Stock, of which 5,533,309 shares relate to options and warrants that are immediately exercisable. As the sole stockholder of Object Trading; Classic Heroes, Inc.; Biobright Corporation; and Tangible Media, Inc., Mr. Perlmutter beneficially owns 11,029,869 shares of Common Stock owned by these entities. As a director and the president of the Laura & Isaac Perlmutter Foundation, Inc., a Florida not-for-profit corporation, Mr. Perlmutter beneficially owns 250,000 shares of Common Stock owned by that foundation. Finally, because the Trust is the sole stockholder of Zib, which owns 9,256,000 shares of Common Stock, and because Mr. Perlmutter is a trustee and the sole beneficiary of the Trust, which owns 603,763 shares of Common Stock, he may be deemed to beneficially own the combined amount of 9,859,763 shares of Common Stock owned by these two entities.

           Object Trading may be deemed to possess the sole power to vote and dispose of 9,748,453 shares of Marvel Common Stock. As more fully described above, the Trust may be deemed to possess the sole power to vote and dispose of an aggregate amount of 9,859,763 shares of Marvel Common Stock. Zib may be deemed to possess the sole power to vote and dispose of 9,256,000 shares of Marvel Common Stock.

           With regard to each executive officer and director of Object Trading, the Trust and Zib, such individuals have the sole power to vote and dispose of that amount of Marvel Common Stock set forth on Schedule I attached hereto.

           (c) Except as otherwise provided in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock since their last
Schedule 13D filing (Amendment No. 6) on October 9, 2002.

           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

           Unchanged.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           14. First Amended Joint Filing Agreement, dated November 20, 2002, by and among the signatories thereto.


                              (Page 8 of 9 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 20, 2002            By:  /s/   Isaac Perlmutter
                                        -----------------------------------
                                                Isaac Perlmutter


Dated:  November 20, 2002            OBJECT TRADING CORP.


                                     By:  /s/   Isaac Perlmutter
                                        -----------------------------------
                                     Name:  Isaac Perlmutter
                                     Title:  President


Dated:  November 20, 2002            ISAAC PERLMUTTER T.A.


                                     By:  /s/   Isaac Perlmutter
                                        -----------------------------------
                                     Name:  Isaac Perlmutter
                                     Title:  Trustee


Dated:  November 20, 2002            ZIB, INC.


                                     By:  /s/   Isaac Perlmutter
                                        -----------------------------------
                                     Name:  Isaac Perlmutter
                                     Title:  President


                              (Page 9 of 9 Pages)

                                   SCHEDULE I
                                   ----------

                        EXECUTIVE OFFICERS AND DIRECTORS

      The name and present principal occupation or employment of each of the executive officers and directors of Object Trading, the Trust and Zib are set forth below.

1.    OBJECT TRADING CORP.
      --------------------

                          Present Principal
                            Occupation or                               Marvel
Name and Positions Held       Employment        Business Address      Ownership
-----------------------       ----------        ----------------      ---------

Isaac Perlmutter               Investor         P.O. Box 1028         26,692,941
President and sole                              Lake Worth, FL
Director                                        33460

2.    ISAAC PERLMUTTER T.A.
      ---------------------

                          Present Principal
                            Occupation or                               Marvel
Name and Positions Held       Employment        Business Address      Ownership
-----------------------       ----------        ----------------      ---------

Isaac Perlmutter               Investor         P.O. Box 1028         26,692,941
Trustee                                         Lake Worth, FL
                                                33460

Laura Perlmutter               Investor         P.O. Box 1028            -0-
Trustee                                         Lake Worth, FL
                                                33460

3.    ZIB, INC.
      ---------

                          Present Principal
                            Occupation or                               Marvel
Name and Positions Held       Employment        Business Address      Ownership
-----------------------       ----------        ----------------      ---------

Isaac Perlmutter               Investor         P.O. Box 1028         26,692,941
President and                                   Lake Worth, FL
Director                                        33460

Robert M. Grosser              Consultant       RKG Consulting           -0-
Director                                        Corp.
                                                63 Ramapo Valley
                                                Road
                                                Suite 101
                                                Mahwah, NJ 07430

                                                                      EXHIBIT 14

                                  FIRST AMENDED
                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(k)(1)

           The undersigned hereby acknowledge and agree that the Laura & Isaac Perlmutter Foundation, Inc.; Biobright Corporation; Classic Heroes, Inc.; and Tangible Media, Inc. shall no longer be parties to this Joint Filing Agreement considering that they are no longer obligated to file a Schedule 13D with the Securities and Exchange Commission.

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed solely on behalf of Isaac Perlmutter, Object Trading Corp., Isaac Perlmutter T.A. and Zib, Inc. (the "Reporting Persons") and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the Reporting Persons without the necessity of filing additional joint filing agreements. The Reporting Persons acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.




Dated:  November 20, 2002      By:  /s/   Isaac Perlmutter
                                  ------------------------------------
                                          Isaac Perlmutter


                                  ZIB, INC.



                                  By:       /s/  Isaac Perlmutter
                                     ---------------------------------
                                  Name:  Isaac Perlmutter
                                  Title: President


                                  ISAAC PERLMUTTER T.A.



                                  By:       /s/  Isaac Perlmutter
                                     ---------------------------------
                                  Name:  Isaac Perlmutter
                                  Title: Trustee

                                  OBJECT TRADING CORP.



                                  By:       /s/  Isaac Perlmutter
                                     ---------------------------------
                                  Name:  Isaac Perlmutter
                                  Title: President


                                  LAURA & ISAAC PERLMUTTER
                                    FOUNDATION, INC.



                                  By:       /s/  Isaac Perlmutter
                                     ---------------------------------
                                  Name:  Isaac Perlmutter
                                  Title: President


                                  BIOBRIGHT CORPORATION



                                  By:       /s/  Isaac Perlmutter
                                     ---------------------------------
                                  Name:  Isaac Perlmutter
                                  Title: President


                                  CLASSIC HEROES, INC.



                                  By:       /s/  Isaac Perlmutter
                                     ---------------------------------
                                  Name:  Isaac Perlmutter
                                  Title: President


                                  TANGIBLE MEDIA, INC.



                                  By:       /s/  Isaac Perlmutter
                                     ---------------------------------
                                  Name:  Isaac Perlmutter
                                  Title: President